EXHIBIT 99.1

ASX: ALD | TSX: ALG | AIM: AGLD	1 March 2010

Allied Gold unwinds hedge book

Company now hedge free
AUD$150 million Cash at Bank
Targeting +200,00oz pa from 2012

Allied Gold Limited has extinguished the last 30,000 ounces of a gold hedging programme giving the Company full price participation in the 75,000-80,000ounces it expects to produce in 2010 from the Simberi gold mine in Papua New Guinea.

In February 2008, Allied Gold put in place 170,000 ounces as part of its Simberi project financing.  The majority of the hedging has been utilised or repaid over the past 18 months.

The unwinding of the remaining hedges nine (9) months earlier than planned, at a cost of A$20 million, will now see the Company receive gold sales revenue at spot (currently US$1100/oz) compared to US$700/oz hedges. The payback for the retirement of the hedge book will take around 6 months based on current gold prices.

Allied Gold Executive Chairman, Mark Caruso, said today, “With a sound balance sheet and significant resource base, the company is in a very different position compared with two years ago when the hedging was required as part of our debt funding.  Gold price participation is one of the key features investors look for in high-growth gold stocks and the unwinding of this legacy hedging will assist in the revenue received and our market profile.”

The changes will not affect the company’s funding initiatives or its growth plans to lift production from Simberi and Gold Ridge (Solomon Islands) mines to in excess of 200,000oz pa in FY2012 and 300,000oz pa in FY2013.

About Allied Gold: The Simberi gold mine (60km from Lihir Island) has produced 150,000 ounces since production commenced in February 2008.  Production in 2010 is expected to be approx 75,000-80,000 ounces, with an expansion later in the year to lift Simberi plant throughput from 2Mtpa to 3Mtpa and gold output towards 100,000 ozpa.   The 100,000 ozpa Simberi sulphide project is expected during 2011.  Allied acquired the Gold Ridge project in the Solomons Islands in late 2009 and pre-development works are currently underway, with production of 120,000 ozpa expected in FY2012.

For more details, please contact:

Mr Mark Caruso	Executive Chairman	08 9356 2776

Mr Frank Terranova	Chief Financial Officer	07 3252 5911

Mr Simon Jemison	Collins Street Media	03 9224 5319